BALDWIN
  Baldwin Piano & Organ Company
  422 Wards Corner Road
  Loveland, Ohio 45140-8390

  (513) 576-4500

FOR IMMEDIATE RELEASE
- ---------------------
LOVELAND, OHIO, JULY 26, 1995 - Baldwin Piano & Organ Company's 1995 second quarter net sales increased 9% to $30.7 million from $28.1 million in 1994, primarily reflecting an increase in all areas of outside contracting -- electronics, music and furniture. Net earnings for the second quarter increased 23% to $.8 million ($.24 per share) from $.7 million ($.20 per share) in 1994.

Net sales for the first six months of 1995 increased 13% to $60.4 million from $53.6 million in 1994, reflecting an increase in the volume of keyboard sales and outside contracting business. Net earnings for the first six months of 1995 increased 19% to $1.6 million ($.48 per share) from $1.4 million ($.40 per share) in 1994.

The increase in net earnings for both the second quarter and the first six months of 1995 is primarily the result of reductions in selling, general and administrative expenses. Gross profit has not increased in 1995 in spite of increasing sales. This is the result of higher production costs and a larger proportion of total sales coming from outside contracting which carries a lower gross margin.
                              Three Months Ended       Six Months Ended
(in thousands, except              June 30,                 June 30,
 net earnings per share)       1995       1994          1995       1994
                               ----       ----          ----       ----
Net sales                     $30,688   $28,076        $60,448   $53,648
Cost of goods sold             24,070    21,387         47,591    40,724
                              -------   -------        -------   -------
     Gross profit               6,618     6,689         12,857    12,924
Income on the sale of
  installment receivables       1,249     1,252          2,472     2,641
Interest income on
  installment receivables         146       149            302       271
Other operating income            701       749          1,487     1,525
Selling, general and
  administrative expenses      (6,853)   (7,284)       (13,465)  (14,240)
Interest expense                 (503)     (462)        (1,025)     (859)
                              -------   -------        -------   -------
     Earnings before
       income taxes             1,358     1,093          2,628     2,262
Income taxes                      527       420            982       884
                              -------   -------        -------   -------
     Net earnings             $   831   $   673        $ 1,646   $ 1,378
                              =======   =======        =======   =======
Net earnings per share           $.24      $.20           $.48      $.40
                                 ====      ====           ====      ====
Average number of
  shares outstanding            3,415     3,415          3,415     3,415
                                =====     =====          =====     =====
                                                               ...continued

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Baldwin Piano & Organ Company has manufactured and marketed keyboard musical products over 130 years. The market leader of acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.


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CONTACT:  Charles Juengling  (513) 576-4522